LPBP Inc.
447 March Road
Ottawa, Ontario
K2K 1X8, Canada
Telephone: 613-592-3400
Fax: 613-592-0571

February 1, 2013

All Securities Commissions

Dear Sirs:

RE:	LPBP INC. Annual Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 4, 2013
RECORD DATE FOR NOTICE:	February 27, 2013
RECORD DATE FOR VOTING:	February 27, 2013
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [x] No [ ]
CUSIP:	502118102

Yours very truly,

LPBP INC.

/s/ Peter Dans

Peter Dans
President